Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 4 DATED JANUARY 8, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of Our Public Offering;
•	Asset Acquisitions; and
•	Update to Tax Disclosure.

Status of Our Public Offering

As previously discussed in the Offering Circular dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”), we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

As of January 7, 2016, we had raised total gross offering proceeds of approximately $13.1 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 1,311,208 of our common shares, with additional subscriptions for an aggregate of 137,210 common shares, representing additional potential gross offering proceeds of approximately $1.37 million, that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of January 7, 2016, 3,571,582 of our common shares remained available for sale to the public under our Offering.

Further, as of January 7, 2016, we had received subscriptions from 2,712 investors representing all 50 States and the District of Columbia, with an average subscription amount of $5,738.05 (assuming settlement of all subscriptions received). As of January 7, 2016, the smallest subscription received was $1,000, and the largest subscription received was $250,000. During the active sale periods of the Offering on the Fundrise Platform, we have received, on average, approximately $34,037 in subscriptions per minute. The average age of our subscribers is 38.

The Offering is expected to terminate on or before November 25, 2017, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Senior Mortgage Loan

On January 7, 2016, we acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan (the “Clermont Senior Loan”) for a purchase price of $100. The borrower will use the loan proceeds for the renovation of an existing 94-unit boutique lodging facility located at 789 Ponce De Leon Avenue, Atlanta, GA 30306 (the “Clermont Hotel”). The Clermont Senior Loan is secured by the Clermont Hotel. Other than as a result of the Clermont Senior Loan, neither our Manager nor we are affiliated with the borrower. The borrower on the Clermont Senior Loan is Hotel Clermont, LLC (the “Borrower”). The Borrower is managed by the principals of BNA Associates, LLC (“BNA”), a Nashville, Tennessee based development firm that focuses primarily on developing unique urban projects that fulfill underserved demand in secondary and tertiary markets where there is less competition.

The Borrower plans to renovate the existing building and construct a boutique hotel with 94 rooms, a 100 seat restaurant + lobby craft cocktail lounge, a café, a retail space with cutting edge collaborations, and a rooftop bar with skyline views. The famous Clermont Lounge, which has been located in the basement space of the Clermont Hotel for over 50 years, is projected to remain as a tenant.

We purchased the Senior Loan with proceeds from our Offering at the loan’s initial principal amount of $100. The Senior Loan has not been fully drawn down by the Borrower, with the maximum size of our obligations under the Clermont Senior Loan being $3,019,355, and the amount drawn as of January 7, 2016 being $100. For purposes of funding the Clermont Senior Loan, we formed a lending syndicate with a New York-based multi-billion dollar hedge fund, with the combined maximum total size of the Clermont Senior Loan (including our funding obligations) being $15,600,000. The Clermont Senior Loan is being servicing by Fundrise Servicing, LLC, a wholly-owned subsidiary of our sponsor. On the original closing date of the Clermont Senior Loan, the Borrower was capitalized with $5,500,000 of equity capital and approximately $2,900,000 of Federal Historic Tax Credit commitments and approximately $3,100,000 of State Historic Tax Credit commitments (collectively, over 100% of the minimum equity projected to be needed for the project).

The Clermont Senior Loan bears (i) an initial interest rate of 10% per annum, paid current on a quarterly basis during the renovation period, (ii) an interest rate of 7.5% per annum, paid current on a quarterly basis, from the expiration of the renovation period through January 31, 2020, (iii) an interest rate of 8.5% per annum, paid current on a quarterly basis, from February 1, 2020 through January 31, 2021, and (iv) an interest rate of 9.5% per annum, paid current on a quarterly basis, from February 1, 2021 through the maturity date. In addition, Lending earned an origination fee of approximately 0.34% of the Clermont Senior Loan amount, paid directly by the Borrower.

The initial maturity date of the Clermont Senior Loan is January 31, 2022. The Clermont Senior Loan may be prepaid in whole or in part without penalty during the term of the Clermont Senior Loan.

As of its closing date, the Clermont Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 67%. The LTV ratio is the amount of the Clermont Senior Loan divided by the anticipated appraised value of the Property at stabilization. There can be no assurance that such value will be achieved.

The principals of the Borrower have provided standard carve-out, completion, and springing guaranties.

As the Clermont Senior Loan was purchased from Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Acquisition of Project Dependent Note

On January 7, 2016, we acquired from the National Commercial Real Estate Trust, a Delaware statutory trust (the “Trust”), an unsecured Project Dependent Note with a principal amount of $1,000,000 (the “Note”). The Trust is an affiliate of our Manager, Fundrise Advisors, LLC, as the Trust’s manager trustee, National Commercial Real Estate Trustee, LLC, is a wholly-owned subsidiary of our sponsor, Rise Companies Corp.

The Note is backed by and wholly dependent upon the performance of Pryde Johnson Ballard 56th, LLC, a Washington limited liability company (“Pryde”). Pryde is a Controlled Subsidiary of the Trust. Other than through Pryde and certain other real estate investments, neither our Manager nor we are affiliated with the sponsor of the project, Pryde+Johnson LLC (the “Developer”), which oversees the day-to-day operations of Pryde.

On July 29, 2015, the Trust acquired from Lending ownership of Lending’s position in Pryde, for a purchase price of $3,550,000, which was the initial stated value and purchase price of Lending’s position in Pryde. Lending, as originator of Pryde position, earned an origination fee of 2.0% of the stated value of the position acquired in Pryde by Lending, payable by Pryde.

The proceeds from the Pryde acquisition are expected to be used by Pryde to pay for a portion of the ground-up construction costs of a 106-unit apartment building, The Keelson, located at 5711 24th Avenue, NW, Seattle, WA 98107. The Developer has owned the land since 2004 and used half of the site to deliver 79 high-end condos in 2008. The Developer has successfully completed several projects in the immediate area.

The Developer began construction in August of 2015 and anticipates completing construction by the fall of 2016 with stabilization occurring by the spring of 2017. The Developer expects to either refinance or sell the asset after stabilization by the summer of 2018. The sponsor is projecting an as-stabilized net operating income (NOI) of roughly $1,900,000, which would value the asset at over $40,000,000 based on prevailing average market cap rates of 4.75% as of July 2015.

The Developer has budgeted total project cost of approximately $28.7 million, to be funded with a $20.25 million construction loan, $3.55 million in equity from Lending (as acquired by the Trust), and $4.9 million in equity from the Developer.

Pursuant to the agreements governing of Pryde (the “Operative Agreements”), the Trust’s consent is required for all major decisions regarding the property. In addition, pursuant to the Operative Agreements, the Trust is entitled to receive a 14% per annum economic return, comprised of 6% per annum being paid current on a quarterly basis and 8% per annum accruing and annually compounding. The initial redemption date of the Trust’s position in Pryde is July 29, 2018, although the Developer retains the right to redeem out the Trust at any time earlier to such date.

The economics of the Note mirror those of the Trust’s position in Pryde, with the Note bearing an interest rate of 14% per annum, comprised of 6% per annum being paid current on a quarterly basis and 8% per annum accruing and annually compounding. Further, the initial maturity date of the Note is July 29, 2018, although the Note may be redeemed by the Trust at any time prior without prepayment penalty, and the Trust is not obligated to redeem the Note in the event that its position in Pryde has not also been redeemed.

The Note is part of a $3,550,000 series of Project Dependent Notes, the remainder of which had been issued solely to accredited investors by the Trust pursuant to a private placement conducted pursuant to Rule 506(b) of Regulation D. Accordingly, any payments of principal and interest on our Note and the other Project Dependent Notes outstanding in the series will be made pro rata and pari passu.

The principals of the Developer have provided personal recourse guarantees regarding the position in Pryde held by the Trust.

As the Note was purchased from the Trust, an affiliate of our Manager, the Independent Representative reviewed and approved the transaction prior to its consummation.

Acquisition of Preferred Equity Investment

On January 7, 2016, we acquired from Lending ownership of Class B Units (the “Units”) of RPQ Delaware, LLC, a Delaware limited liability company (“RPQ”), which is managed by Evergreen Housing Development Group, LLC. a Washington limited liability company (“Evergreen”), for the purchase price of $2,000,000, which is the initial stated value of the Class B Units. Other than with regard to the purchase of the Units and other real estate investments, neither we nor our Manager is affiliated with Evergreen, which oversees day-to-day operations of RPQ.

The proceeds from the Units are to be used for the refinancing of a stabilized 228-unit garden style multifamily apartment property located at 3003 Queensgate Drive, Richland, WA 99352 (the “Property”). Evergreen completed construction of the second phase of the 228-unit property in the 2013.

As part of the refinancing, RPQ closed a new 7-year, fixed rate senior loan from the lender, Federal Home Loan Mortgage Corporation (“Freddie Mac”), in the amount of $22,268,815 based upon a third party appraised value of the Property equal to $28,920,000. The October 2015 rent roll provided by Evergreen on behalf of RPQ reflects an occupancy rate of 92.5% for the property and a trailing 12-month NOI of approximately $1,904,613.

Pursuant to the agreements governing the Class B Units (the “Operating Agreements”), we are entitled to receive a 13% annual preferred economic return to be paid current, on a quarterly basis, during the term of the investment. RPQ is required to redeem the Class B Units on or before July 1, 2021. In the event that such amounts are not paid when due, such unpaid amount shall accrue at a higher rate of preferred economic return. Lending, as originator of Pryde position, earned an origination fee of 2.0% of the stated value of the Class B Units acquired by Lending, payable by RPQ.

The principal of Evergreen has provided the holder of the Class B Units with standard carve-out and springing guaranties.

As the Class B Units were purchased from Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Update to Tax Disclosure

U.S. Federal Income Tax Considerations

The “Protecting Americans from Tax Hikes Act of 2015” (the “Act”) was enacted on December 18, 2015. The Act contains several provisions that affect REITs. Some of these implicate certain tax-related disclosure contained in our Offering Circular dated November 24, 2015 and are briefly summarized below:

•	The Act expands the exclusion of certain hedging income from the REIT gross income tests to include income from hedges of previously acquired hedges that a REIT entered to manage risk associated with liabilities or property that have been extinguished or disposed.

•	For taxable years beginning before January 1, 2018, no more than 25% of the value of our assets may consist of stock or securities of one or more taxable REIT subsidiaries. For taxable years beginning after December 31, 2017, the Act reduces this limit to 20%.

•	For purposes of the REIT asset tests, the Act provides that debt instruments issued by publicly offered REITs will constitute “real estate assets.” However, unless such a debt instrument is secured by a mortgage or otherwise would have qualified as a real estate asset under prior law, (i) interest income and gain from such a debt instrument is not qualifying income for purposes of the 75% gross income test and (ii) all such debt instruments may represent no more than 25% of the value of our total assets.

•	For taxable years beginning after December 31, 2015, certain obligations secured by a mortgage on both real property and personal property will be treated as a qualifying real estate asset and give rise to qualifying income for purposes of the 75% gross income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property.

•	If we were to qualify as a “publicly offered REIT” (within the meaning of Section 562(c) of the Internal Revenue Code), the preferential dividend rules would cease to apply to us. In addition, the Internal Revenue Service is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated. However, we are not currently, and do not currently anticipate becoming, a publicly offered REIT and thus do not currently expect to benefit from this relaxation of the preferential dividend rule.

•	Additional exceptions to the rules under the Foreign Investment in Real Property Act (“FIRPTA”) were introduced for non-U.S. persons that constitute “qualified shareholders” (within the meaning of Section 897(k)(3) of the Code) or “qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code).

•	After February 16, 2016, the FIRPTA withholding rate under Section 1445 of the Code for dispositions of U.S. real property interests is increased from 10% to 15%.

•	The Act increases from 5% to 10% the maximum stock ownership a non-U.S. shareholder may have held to avail itself of the FIRPTA exception for shares regularly traded on an established securities market.